

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4631

December 7, 2016

<u>Via E-Mail</u>
Mark Sustana
General Counsel and Secretary
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172

       Re: **Lennar Corporation**
              Registration Statement on Form S-4
              Filed November 10, 2016
              File No. 333-214566

Dear Mr. Sustana:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please provide us with copies of all materials prepared by the financial advisors and shared with the board of directors of WCI Communities, Inc. and their representatives. This includes copies of the board books and all transcripts and video presentations.

2. Please note that all exhibits are subject to our review. Accordingly, please file all of your outstanding exhibits with your next amendment or as soon as possible. In addition, please advise us supplementally as to the matters that will be addressed in Latham & Watkins's tax opinion and why you believe a tax opinion is required to be filed in connection with this transaction. Refer to Item 601(b)(8) of Regulation S-K.

Prospectus Cover Page

3.   Please revise your disclosure to clarify the value of the total merger consideration to be paid by Lennar to the WCI shareholders on a per share basis and tell us supplementally whether there is collar associated with stock component of the consideration. Please note that we do not object to the disclosure relating to the formula but WCI holders should be able to decipher how much they will be receiving, as represented in dollars, for exchanging their shares in the transaction. Please make corresponding revisions to your registration statement where appropriate.

4.   Please disclose that, at the time of the vote, WCI holders will not know the number of shares of Lennar stock they will be receiving due to operation of the merger consideration formula.

5.   In an appropriate location, please provide an example of the number of shares to be issued on a per share basis using the trading price of the securities as of the latest practicable date. Also disclose that the number of shares to be issued may differ from the example as of the latest practicable date, given that that the actual value and number of share will not be determined until immediately preceding the closing.

6.   Please disclose the time period anticipated between the vote and closing.

7.   Please revise your disclosure to state that Lennar may, at its option, pay the merger consideration solely in cash.

Summary, page 1

Interests of WCI Directors and Executive Officers in the Initial Merger (See Page 71), page 5

8.   We note your disclosure that Mr. Bass will be eligible for a transaction bonus of $3.22 million. Please reconcile such disclosure with your disclosure on page 77 that Mr. Bass will be eligible for a transaction bonus of $4.150 million.

Risk Factors, page 19

Lennar has a substantial amount of indebtedness, which may have an adverse . . ., page 24

9.   Please revise your disclosure to discuss the material risks associated with any of the debt covenants and Lennar's compliance with such debt covenants.

The Mergers, page 28

Background of the Mergers, page 28

10.   Please revise your disclosure regarding the June 19, 2016 conversation between Mr. Bass
        and Mr. Beckwitt to disclose whether Mr. Bass informed Mr. Beckwitt during this
        conversation that a counterproposal would be forthcoming.

11.   Please expand your disclosure regarding June 22, 2016 to discuss Mr. Beckwitt's reaction
        to the WCI counterproposal communicated by Mr. Bass. Please make similar revisions
        to your disclosure regarding the July 22, 2016 conversation between Mr. Bass and Mr.
        Beckwitt.

12.   Please elaborate on the discussion between Mr. Bass and the key decision maker of Party
        B on August 2, 2016 that led Mr. Bass to be unable to "ascertain" Party B's interest in a
        transaction.

13.   Please expand your disclosure to describe the specific strategic alternatives and
        countervailing factors that the WCI Board discussed on September 22, 2016.

WCI Board Recommendation and Its Reasons for the Mergers, page 45

14.   Please tell us whether WCI's Board considered the potential conflict of interest of Citi to
        be a negative factor concerning the merger.

15.   Please tell us whether WCI considered Lennar's $5.2 billion in debt to be a negative
        factor concerning the merger.

Opinions of WCI's Financial Advisors, page 49

16.   Please revise to provide expanded disclosure concerning the methodology and criteria
        used in selecting the companies and transactions analyzed, including whether any
        companies or transactions meeting the criteria were excluded.

17.   Please revise your disclosure to discuss how the discount rates were chosen.

<u>Unlevered Free Cash Flow, page 64</u>

18.   We note disclosure on page 65 that WCI "expressly disclaims any responsibility, to update or otherwise revise the WCI management projections . . ." Please clarify your statement, particularly the qualifying language "except to the extent required by applicable federal securities laws." We remind that you are responsible for the information included in the proxy statement, which includes consideration of whether additional disclosure of material information about the financial projections is required to make the statements included in the proxy statement not misleading. Please revise.

19.   We note that the WCI management projections are subject to assumptions and estimates as to future events. Please ensure that you disclose all material assumptions underlying the projections.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3397 with any questions.

                                        Sincerely,

                                        /s/ Jay Ingram

                                        Jay Ingram
                                        Legal Branch Chief
                                        Office of Manufacturing and
                                        Construction

cc: David W. Bernstein
        Goodwin Proctor LLP